

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 7, 2016

Via E-mail
Mr. David Jones
Chief Financial Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, NY 10018

    Re: Iconix Brand Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2015
           Amendment No. 1 to Form 10-K for the Year Ended December 31, 2015
           Responses Dated June 29, 2016 and August 11, 2016
           File No. 001-10593

Dear Mr. Jones:

We have reviewed your June 29, 2016 and August 11, 2016 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2016 letter.

Form 10-K for the Year Ended December 31, 2015

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2015

Index to Consolidated Financial Statements and Financial Statement Schedule
Note 8. Earnings (Loss) Per Share, page 54

1.   We note your response to comment 1 and understand that you continue to believe the contractual redemption formulas related to your redeemable non-controlling interests approximate fair value. Based on ASC 480-10-S99-3A, we do not believe that a redemption formula based on a fixed multiple of royalty revenue in and of itself can be considered to be designed to represent or reasonably approximate fair value subsequent to

initial recognition. Changes in the redemption value, therefore, could affect income available to the Company's common shareholders. If you continue to believe your redemption formulas based on the specific fixed multiple of royalty revenue for each of the redeemable non-controlling interests represent fair value from a market participant perspective under the principles outlined in ASC 820 at each balance sheet date, please provide persuasive support for that belief, including separate calculations of the fair value of your redeemable non-controlling interests prepared under the provisions of ASC 820. Please include your rationale for underlying inputs and assumptions, and demonstrate how any excess of redemption value over fair value impacts your earnings per share calculations for each period presented.

2.   We note the redemption values of the non-controlling interests for the SE Asia, MENA, LC Partners, and Iconix Europe joint ventures are based on projected royalties. Please tell us how you developed those royalty projections and how those projections compare to royalty income that has been realized to date.

You may contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3650 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and
Mining